UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                 AMENDMENT NO. 2 TO

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 DERMA SCIENCES, INC.
                                 -------------------
                                  (Name of Issuer)


                       COMMON STOCK, $.01 PAR VALUE PER SHARE
                       ---------------------------------------
                            (Title of Class of Securities)


                                      249827106
                                ---------------------
                                    (CUSIP Number)


                                   Bruce F. Wesson
                                Senior Managing Member
                                   Claudius, L.L.C.
                             610 Fifth Avenue, 5th Floor
                                 New York, NY  10020
                                     (212) 218-4990
           --------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 AUGUST 18, 1999
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).


                                                         Page 1 of 9 Pages

                      Page 2 of 9 of the initial Schedule 13D pertaining to the Common Shares of Derma Sciences, Inc., a Pennsylvania corporation, filed with the Securities and Exchange Commission ("SEC") on February 6, 1998 for an event of January 23, 1998 and subsequently amended on September 18, 1998 by Amendment No. 1, is hereby further amended to read in its entirety as follows:


                                     SCHEDULE 13D

           CUSIP NO.   249827106                PAGE  2  OF  9   PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Galen Partners III, L.P.
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                      (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  WC
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]
           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    1,487,923 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    1,487,923
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,487,923
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       50.6%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       PN
           -------------------------------------------------------------------

                                     SCHEDULE 13D


           CUSIP NO.   249827106                PAGE  3  OF   9  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Galen Partners International III, L.P.
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  WC
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    140,555 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    140,555
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       140,555
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       4.7%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       PN
           -------------------------------------------------------------------

                                     SCHEDULE 13D


           CUSIP NO.   249827106                PAGE  4  OF  9   PAGES
                     -------------                   ---    ---
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Galen Employee Fund III, L.P.
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  WC
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    6,361 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    6,361
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       6,361
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.21%
            ------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       PN
           -------------------------------------------------------------------

               The first paragraph of Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

               "This statement covers a total of 1,683,083 fully diluted shares of Common Stock, $.01 par value per share (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"). The Reporting Persons (as defined in Item 2 hereof) as of the date hereof hold an aggregate of (i) 125,000 shares of Series A Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series A Preferred Shares"), which as of the date hereof are convertible into an aggregate of 125,000 shares of Common Stock,
               (ii) 416,667 shares of Series B Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series B Preferred Shares"), which as of the date hereof are convertible into an aggregate of 416,667 shares of Common Stock, (iii) Convertible Bonds due August 15, 2000 (the "Convertible Bonds") which are presently convertible into (x) 300,752 shares of Series C Convertible Preferred Stock, $0.01 par value per share (the "Series C Preferred Shares"), which as of the date hereof would be presently convertible into an aggregate of 300,752 shares of Common Stock and (y) 300,752 warrants which as of the date hereof would be presently exercisable for an aggregate of 300,752 shares of Common Stock and (iv) 2,458,334 warrants (together with the warrants in clause (iii) above the "Warrants"), which as of the date hereof may be exercised for an aggregate of 491,667 shares of Common Stock. The Common Shares, Series A Preferred Shares, Series B Preferred Shares, Convertible Bonds, Series C Preferred Shares and Warrants are referred to herein, collectively, as the "Securities".


               The second paragraph of Item 3 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:


               "75,000 of the Series A Preferred Shares and the 75,000 of the Warrants were acquired by the Reporting Persons through the conversion, effected on or about January 23, 1998, of certain Convertible Debentures due 1998 of the Issuer ("The Series A Debentures"). The Reporting Persons acquired Series A Debentures in an aggregate principal amount of $300,000 for $300,000 in cash. The remaining 50,000 shares of the Series A Preferred Shares were acquired through converting 50,000 shares of Common Stock, which were previously acquired by the Reporting Persons at a purchase price of $5.00 per share for an aggregate amount of $250,000 in cash, into an equal number of shares of Series A Preferred Stock. The Series B Preferred Shares and 2,083,334 of the Warrants were acquired by the Reporting Persons through the conversion, effected on or about September 9, 1998, of certain Convertible Debentures due 1998 of the Issuer ("The Series B Debentures"). The Reporting Persons acquired Series B Debentures in an aggregate principal amount of $2,500,000 for $2,500,000 in cash. The Reporting Persons acquired the Convertible Bonds in an aggregate principal amount of $400,000 for $400,000 in cash. Each Reporting Person paid its pro rata share of the acquisition price of the Securities based upon the number of Common Shares, Series A Preferred Shares, Series B Preferred Shares Convertible Bonds and Warrants it received."

               Item 5, subpart (a) of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

               (a) Each Reporting Person owns or has the right to acquire the number of securities shown opposite its name:

     =======================================================================


             (1)         (2)          (3)         (4)           (5)

                       Number of
                       Shares of
                       Common Stock  Number of
                       into which    Shares of
                       Series A      Common
                       Preferred     Stock
                       Stock,        which may
                       Series B      be acquired
                       Preferred     pursuant                Percentage of
                       Series C      to                      Outstanding Shares
                       Preferred     exercise  Total of      of Common Stock
           Reporting   Stock is      of        Columns (2)   (see Note
           Person      Convertible   Warrants  and (3)       below)
           --------------------------------------------------------------------
           Galen            766,665    721,258    1,487,923        50.6%
           --------------------------------------------------------------------
           Galen Intl        72,475     68,080      140,555         4.7%
           --------------------------------------------------------------------
           GEF                3,280      3,081        6,361         0.21%
           --------------------------------------------------------------------
              Total         842,420    792,419    1,634,839        55.2%
           --------------------------------------------------------------------

                    Note: The percentages shown in each row of column (5) were calculated, for each respective row, by (i) adding the total in the bottom row of column (4) to 1,325,938 (the number of shares of Common Stock outstanding as of June 30, 1999, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter then ended after giving effect to the Issuer's 1-for-5 reverse stock split which became effective on August 2, 1999) (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column (4) by the Total Adjusted Outstanding Shares, and then (iii) expressing such quotient in terms of a percentage.

                                 SIGNATURE
                                 ---------


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

          Date:  August 24, 1998             GALEN PARTNERS III, L.P.
                                        By:  Claudius, L.L.C.

                                        By: /s/ Bruce F. Wesson
                                         -------------------------------
                                             Managing Member



                                        GALEN PARTNERS
                                        INTERNATIONAL III, L.P.
                                        By:  Claudius, L.L.C.

                                        By: /s/ Bruce F. Wesson
                                            -------------------------------
                                             Managing Member


                                        GALEN EMPLOYEE FUND III, L.P.
                                        By:  Wesson Enterprises, Inc.


                                        By: /s/ Bruce F. Wesson
                                            -------------------------------
                                             President


                    [Signatures continued on next page.]

                                        CLAUDIUS, L.L.C.


                                        By:  /s/ Bruce F. Wesson
                                            -------------------------------
                                             Managing Member

                                        WESSON ENTERPRISES, INC.

                                        By: /s/ Bruce F. Wesson
                                            -------------------------------
                                             President

                                        WILLIAM R. GRANT


                                        By: /s/ Bruce F. Wesson
                                           -----------------------------------
                                            Bruce F. Wesson, Attorney-In-Fact


                                        BRUCE F. WESSON

                                            /s/ Bruce F. Wesson
                                        -----------------------------------


                                        L. JOHN WILKERSON

                                        By: /s/ Bruce F. Wesson
                                            ----------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact


                                        DAVID JAHNS


                                        By: /s/ Bruce F. Wesson
                                            ----------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact



                                        SRINI CONJEEVARAM

                                        By: /s/ Bruce F. Wesson
                                           -----------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact


                                        ZUBEEN SHROFF

                                        By: /s/ Bruce F. Wesson
                                           -----------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact